Document Security Systems, Inc.

28 East Main Street, Suite 1525

Rochester, NY 14614

January 15, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Re:	Document Security Systems, Inc.
Registration Statement on Form S-4
Filed November 26, 2012
File No. 333-185134

Ladies and Gentleman:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to Document Security Systems, Inc.’s (the “Company”) Registration Statement on Form S-4 (File No. 333-185134), initially filed with the Commission on November 26, 2012 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated December 28, 2012 from Barbara C. Jacobs, Assistant Director of the Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

General

1.	We note that you have requested technical guidance from the Division of Corporation Finance’s Office of Chief Accountant. Please note that these issues are still under consideration by the Division’s Office of Chief Accountant and that we may issue further accounting comments if appropriate.

Response: The Company acknowledges the Staff’s comment.

2.	Please revise your prospectus cover page, questions and answers section, prospectus summary, and other appropriate places in your registration statement to describe the value of the merger consideration offered to the shareholders of Lexington Group, Inc. We note that a variety of securities will be issued by Document Security Systems, Inc. (“DSS”) as part of the merger transaction, such as DSS common stock, Series A Convertible Preferred Stock, warrants, additional common stock shares held in escrow, and/or options. Please also describe any assumptions used in your calculation of the value of the merger consideration.

Securities and Exchange Commission

January 15, 2013

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page, questions and answers section, prospectus summary and other places in the Amendment to describe the value of the merger consideration to the stockholders of Lexington and the assumptions used in the Company’s calculation of the value of the merger consideration.

3.	Please revise your prospectus cover page, questions and answers section, prospectus summary, and other appropriate places in your registration statement to describe the estimated number or range of securities that will be issued as part of your merger consideration, including your common stock, Series A Convertible Preferred Stock, warrants, additional common stock shares held in escrow, options, and the common stock underlying such preferred stock, warrants and/or options. Please describe any assumptions used in your calculation and clarify whether such figures or illustrative examples are presented on a pre-split basis subject to the approval of the reverse stock split proposal.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page, questions and answers section, prospectus summary and other places in the Amendment to describe and clarify the estimated number of securities that will be issued as part of your merger consideration to the holders of Lexington’s capital stock.

4.	Please note that your description of the merger transaction and consideration in your prospectus cover page, questions and answers section, prospectus summary and summary term sheet should be written in plain English. Please revise these sections to remove the highly technical descriptions of the merger transaction and consideration in the forepart of your prospectus and provide the appropriate cross-references to more detailed disclosures and/or tabular presentation of complex information. We refer you to Items 502 and 503 of Regulation S-K, Item 1001 of Regulation M-A, Rule 421(b) and (d) of Regulation C, and Staff Legal Bulletin No. 7 (September 4, 1998) for further guidance. Also, please revise to limit your outside front cover page of your prospectus to one page, as required by Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the prospectus cover page, questions and answers section and prospectus summary and, where appropriate, added cross-references to more detailed disclosures.

Front Outside Cover Page of the Prospectus

5.	Please revise the front outside cover page of the prospectus to include the title and amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added within the text of the front outside cover page of the prospectus the titles and estimated amounts of the securities offered.

Summary, page 1

6.	Please revise here and other appropriate places in your prospectus to disclose the amounts of future cash compensation that is owed to Thomas Bascom for the sale, licensing and/or enforcement of the Bascom patents acquired by Lexington on July 9, 2012, pursuant to the Patent Purchase Agreement. For example, please clarify whether Mr. Bascom will receive any of the merger proceeds or any cash compensation related to merger of Lexington with DSS. Also, please file the Patent Purchase Agreement and the Linkspace LLC licensing agreement described on pages 161 and 169 as an exhibit under Item 601(b)(10) of Regulation S-K or advise us why they are not material.

Securities and Exchange Commission

January 15, 2013

Response: In response to the Staff’s comment, the Company has filed with the Amendment the Patent Purchase Agreement and the License agreement as exhibits 10.72 and 10.73, respectively. The Company has also submitted to the Commission, simultaneously with the filing of the Amendment, a request for confidential treatment with respect to the amounts of future cash compensation payable to Mr. Bascom under the Patent Purchase Agreement for the reasons specified in such confidential treatment request.

DSS Proposal No. 2: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Authorize a Class of Preferred Stock, page 118

7.	Please revise to clarify the voting and conversion rights of holders of your Series A Convertible Preferred Stock. In particular, please clarify the conversion restrictions of such preferred stock holders if they beneficially own more than 9.99% of your common stock. On page 118, you reference voting rights “in connection with a fundamental transaction.” Please provide a brief description of these voting rights provided under your governing documents or New York law.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Amendment to clarify the voting and conversion rights of the holders of the DSS Series A Convertible Preferred Stock, including a brief description of these voting rights pursuant to the proposed amendment to DSS’s Amended and Restated Certificate of Incorporation.

DSS Proposal No. 3: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors, page 120

8.	Please revise to disclose the identity of your prospective directors, including those to be designated by Lexington, should your staggered board proposal be approved or if it is rejected.

Response: In response to the Staff’s comment, the Company has disclosed the identity of Jonathon Perrelli and Richard M. Cohen as director nominees in the Amendment.

Management of the Combined Company Following the Merger, page 174

9.	Please revise here and other appropriate places in the registration statement, including the forepart of your prospectus, to clarify how the business of Lexington’s litigation and licensing operations related to the Bascom intellectual property will affect the operations, resource allocation or strategy of DSS’s existing litigation and licensing businesses.

Response: DSS believes that the Bascom intellectual property will significantly augment the scope and value of DSS’s litigation and licensing business without impacting its current operations or resource allocation plan.

The Bascom portfolio will expand upon DSS’s licensing potential and ability to compete within its current areas of commercial focus. DSS’s primary commercial focus is to develop integrated security solutions for authentication and brand protection that incorporate DSS’s proprietary print and digital technologies such as its suite of AuthentiGuard patents, the DSS Digital Group’s cloud computing platform and intellectual property, and customized software that delivers digital security solutions via standard handheld devices (such as the apple iPhone) and the cloud. DSS anticipates that this commercial focus will benefit from the integration of technical “know-how” from Thomas Bascom, the President and Chief Technology Officer of Bascom Research, as well as from the ability to use the current Bascom portfolio and any potential new derivative technologies that may be co-developed and licensed. DSS initially will be the only competitor in the marketplace that is licensed to practice the Bascom patents, which may lead to additional licensing opportunities for DSS with customers or competitors.

Securities and Exchange Commission

January 15, 2013

The Bascom Research intellectual property licensing program provides a significant new potential income stream for DSS’s licensing and litigation business that will be funded by Lexington, and as such, will not alter the current resource allocation for DSS’s existing litigation and licensing business. Lexington will deliver approximately $7.0 million in capital (net of transaction fees) upon closing of the merger, which will be used in part to fund the Bascom Research licensing effort. We do not expect that DSS capital resources will initially be used for Bascom Research, and the Bascom Research effort will not initially divert other DSS resources aside from requiring some oversight by the current DSS General Counsel, who will be involved in all ongoing litigation and licensing matters for the combined company.

The Company has added disclosure to such effect on pages 5 and 50 through 51 of the Amendment.

Undertakings, page II-7

10.	Please revise to provide the undertakings in Items 512(a)(5) and (6) of Regulation S-K, or advise why you believe they are not necessary.

Response: In response to the Staff’s comment, the Company has revised the undertakings on pages II-7 and II-8 of the Amendment to include Items 512(a)(5) and (6) of Regulation S-K.

Exhibits

11. Please file a copy of your preliminary proxy card with your next amendment.

Response: In response to the Staff’s comment, the Company has filed a copy of its preliminary proxy card as Exhibit 99.1 to the Amendment.

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Securities and Exchange Commission

January 15, 2013

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (585) 325-3610 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/_Robert B. Bzdick
By: Robert B. Bzdick
Title: Chief Executive Officer

cc:	Securities and Exchange Commission
Barbara C. Jacobs, Assistant Director

Document Security Systems, Inc.
Philip Jones, Chief Financial Officer